SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __8__)*

TCI INTERNATIONAL, INC.
(name of issuer)

Common Stock $.01 par value per share
(Title of Class of Securities)

872293-10-5
(CUSIP Number)

Check the following box if a fee is being paid with
this statement [    ].  (A fee is not required only
if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities
Exchange Act of 1934('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of Act
(however, see the Notes).

1
NAME OF REPORTING PERSON/S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON:
     TCI International Inc. Employee Stock
     Ownership Plan (formerly the Technology for
     Communications International Employee Stock
     Ownership Plan) 94-2431209

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [    ]

(b)  [    ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION:  California


12/31/96 NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH  (See disclaimer in
Item 4)


5
SOLE VOTING POWER (See disclaimer in Item 4)     0

6
SHARED VOTING POWER                              0

7
SOLE DISPOSITIVE POWER                     536,010

8
SHARED DISPOSITIVE POWER                    55,968

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON                            591,978
(See disclaimer in Item 4)

10
CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
18.6%

12
TYPE OF REPORTING PERSON                         EP


Item 1(a): Name of Issuer:   TCI International,Inc.

Item 1(b): Address of Issuer's Principal Executive
           Offices:
     222 Caspian Drive, Sunnyvale, CA 94089

Item 2(a): Name of Person Filing:
     TCI International Inc. Employee Stock
     Ownership Plan (formerly the Technology for
     Communications International Employee Stock
     Ownership Plan)

Item 2(b): Address of Principal Business Office:
     222 Caspian Drive, Sunnyvale, CA 94089

Item 2(c): Citizenship:     California

Item 2(d): CUSIP Number     872293-10-5

Item 3: Type of Reporting Person:
     Employee Benefit Plan which is subject to the provisions of the Employee Retirement Income
     Security Act of 1974

Item 4: Ownership
     The information in Items 5-11 on the cover page is incorporated by reference.

Note:    TCI International Inc. Employee Stock
Ownership Plan (the "Plan") disclaims beneficial ownership of TCI International Inc. common stock held as of December 31, 1996 in trust for inactive
Plan participants over which the Plan does not have discretionary voting authority or full discretion to purchase or dispose of securities (55,968 shares as of December 31,1996) or for shares held in trust for active plan participants over which the Plan does not have discretionary voting authority
(536,010 shares as of December 31, 1996) and the filing of this statement 13G shall not be construed as an admission that the Plan is the beneficial owner of any securities described in this sentence.

Item 5: Ownership of Five Percent or Less of a
        Class:
     N/A

Item 6: Ownership of More than Five Percent on
        Behalf of Another Person:
     Shares are held in trust for the participants of the Employee Stock Ownership Plan. No Plan participant is known to have such interest with respect to more than 5% of the class except as follows: (i) John W. Ballard II and
     (ii) E.M.T.Jones

Item 7:Identification and Classification of the Subsidiary which Acquired the Security Being
Reported on by the Parent Holding Company:
     N/A

Item 8: Identification and Classification of
Members of the Group:
     N/A

Item 9: Notice of Dissolution of Group:
     N/A

Item 10: Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 5, 1997


Signature:

/s/ John W. Ballard

Name and Title:  John W. Ballard II, Administrative
                 Committee Member, TCI
                 International Inc. Employee Stock
                 Ownership Plan